SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

 As of December 31, 2007 and December 31, 2006

and for the years ended December 31, 2007 and December 31, 2006

Commission file number 1 – 7635

A. Full title of the plan and the address of the plan

if different from that of the issuer named below:

     TWIN DISC, INCORPORATED –

THE ACCELERATOR 401 (K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the

Plan and the address of its principal executive office:

TWIN DISC, INCORPORATED 1328 Racine Street Racine, WI 53403

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin
AUDITED FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

TABLE OF CONTENTS
Page
Independent Auditors’ Report	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Schedule of Assets Held for Investment	10

Report of Independent Public Accounting Firm

Benefits Committee Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan Racine, Wisconsin

 We have audited the accompanying statements of net assets available for benefits of the Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes – December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 24, 2008

Milwaukee, Wisconsin

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(K) SAVINGS PLAN
Racine, Wisconsin

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investment options at fair value	$67,709,341	$62,642,361
Receivables:
Employer match contribution	7,969	8,065
Participant contribution	25,012	25,404

Total receivables	32,981	33,469

Net assets reflecting all investments at fair value	67,742,322	62,675,830
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(74,437)	112,560

Net assets available for plan benefits	$67,667,885	$62,788,390

                            The accompanying notes to financial statements are an intergral part of these statements.

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(K) SAVINGS PLAN
Racine, Wisconsin

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006

Additions:
Additions to net assets attributed to:
Investment income:

Net appreciation in fair value of investments	$288,558	$4,445,722
Interest	93,413	78,959
Dividends	4,990,830	3,025,849

Net investment gain	5,372,801	7,550,530

Contributions:
Employer	1,160,184	1,081,000
Participant	2,817,614	2,724,236
Rollovers	191,621	83,408

Total contributions	4,169,419	3,888,644

Total additions	9,542,220	11,439,174

Deductions:
Deductions from net assets attributed to:
Administrative fees	2,987	2,298
Benefits paid to participants	4,659,738	3,449,551

Total deductions	4,662,725	3,451,849

Change in net assets available for plan benefits	4,879,495	7,987,325

Net assets available for plan benefits, beginning of year	62,788,390	54,801,065

Net assets available for plan benefits, end of year	$67,667,885	$62,788,390

                The accompanying notes to financial statements are an intergral part of these statements.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN

Racine, Wisconsin

Notes to Financial Statements December 31, 2007 and 2006

1. Basis of Presentation and Significant Accounting Policies

General

     The following brief description of the Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan, established April 1, 1986, is a defined-contribution plan covering substantially all Twin Disc, Incorporated (the “Company”) domestic employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility
       An employee of the Company is eligible for plan participation after completing two months of employment.

Contributions

     Participants may elect to contribute on a pre-tax basis up to 100% of annual gross income with contributions limited under provisions of the Internal Revenue Code.

     For participants who are employed by Twin Disc, Inc., the Company contributes an amount equal to a percentage of each participant’s 401(k) contributions, up to 6% of compensation. The contribution percentages for the years ended December 31, 2007 and 2006 was 50%. For participants who are employed by the Twin Disc South East subsidiary, the Company contributes a matching contribution equal to 25% of each participant’s 401(k) contributions, up to 6% of compensation, and a profit sharing contribution equal to 2.5% of each participant’s compensation. The Internal Revenue Code has set a maximum of $15,500 and $15,000 for tax-deferred contributions that may be excluded for any individual participant in 2007 and 2006, respectively. The Internal Revenue Code also allows additional catch-up contributions for participants age fifty and over. The maximum additional contribution allowed was $5,000 in 2007 and 2006, respectively. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan.

     The Plan enables participants to allocate their contributions and account balances among various investment options offered by the Plan. Assets of the Plan are segregated and invested based upon the total allocation of the participants’ accounts. Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time.

     Effective January 2007, the Company has amended the Plan to allow Roth after-tax employee contributions. Roth contributions are made by employees with after-tax dollars. Federal income tax is paid on the Roth contributions when made to the Plan. A qualified distribution from the Roth component, including any earnings received from the investment of Roth contributions, is tax-free to the participant if taken five years after the year of the first Roth contribution and if the participant has reached the age of 591/2, become totally disabled, or is deceased. If the distribution is not qualified, any withdrawal from the account will be partially taxable to the participant.

Vesting

      Participants are immediately 100% vested in their individual account balances.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN

Racine, Wisconsin

Notes to Financial Statements December 31, 2007 and 2006 (Continued)

1. Basis of Presentation and Significant Accounting Policies (Continued)

Withdrawals

     After-tax contributions may be withdrawn at any time upon receipt of written notice by the Trustee. Pre-tax contributions may only be withdrawn, prior to employment termination, in the event of severe financial hardship or once annually upon attainment of age 59½. A final distribution is paid to the participant upon termination of employment with the Company. Final distributions in excess of $5,000 may be deferred as elected by the participant until age 70 ½.

Participant Accounts

     The trusteeship of the Plan is T. Rowe Price Trust Company, and the recordkeeping services for the Plan T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”). T. Rowe Price maintains individual accounts for each participant for their respective investment in each of twenty-three available investment funds. For all investment programs which are mutual funds or collective trust funds, participant balances are maintained on a share or unit method, as appropriate. Participant investments in the Twin Disc, Inc. Stock were accounted for on a share method. Shares and share values as of December 31, 2007 and 2006 were as follows:

	Shares		Share Value
	December 31,		December 31,

	2007	2006	2007	2006

Twin Disc, Inc. Stock	123,154	146,346	$35.39	$17.75

Participant Loans

     Participants may be granted a loan against their individual account balance limited to the lesser of $50,000 or 50% of the account balance. Loans are granted in a uniform and nondiscriminatory manner based on the loan policy as set forth by the Benefits Committee. The loan proceeds are made pro-rata from the investment elections of the participant. Each participant's individual account and the interest and principal paid on the loan shall be credited only to such participant's account balance. Any such loan shall be repaid over a period not exceeding five years unless the loan is used to purchase a principal residence, in which case the loan shall be repaid over a period not exceeding fifteen years.

Basis of Accounting
      The financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses

     Certain administrative expenses of the Plan are paid by the Company at its discretion. The remaining administrative expenses are paid by the Plan.

          Benefit Payments

      Benefits are recorded when paid.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN

Racine, Wisconsin

Notes to Financial Statements December 31, 2007 and 2006 (Continued)

1. Basis of Presentation and Significant Accounting Policies (Continued)

Investment Valuation

     Investments of the Plan are stated at fair value. The values of investments in mutual funds and common stocks are determined by the last reported market price on the last business day of the year. Investments in collective trust funds, other than the T. Rowe Price Stable Value Common Trust Fund (see below), are valued at redemption prices established by the trustee of the funds based on the quoted market prices of the underlying investments. Participant loans are valued at cost which approximates fair value. The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

     The fair value of the T. Rowe Price Stable Value Common Trust Fund is determined by T. Rowe Price Retirement Plan Services, Inc. The collective trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by T. Rowe Price. There is an adjustment made on the Statements of Net Assets Available for Benefits to adjust the investment contracts from fair value to contract value (which represents contributions received, plus interest, less plan withdrawals).

     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

2.	Investments
	The following presents investments that represent 5 % or more of the Plan’s net assets:

		December 31,

		2007	2006

	Mutual Funds:
	Dodge & Cox Balanced Fund	$4,218,422 $	4,252,755
	Pimco Total Return Fund	5,320,941	4,877,746
	T. Rowe Price Equity Income Fund	4,016,985	4,266,658
	T. Rowe Price Growth Stock Fund	12,970,830	12,879,405
	T. Rowe Price Mid Cap Value Fund	10,201,312	10,671,556
	T. Rowe Price Small Cap Value Fund	N/A	3,155,645
	T. Rowe Price Stable Value Common Trust Fund	12,519,968	13,242,352
	Twin Disc , Inc. – Common Stock	4,357,802	N/A

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN

Racine, Wisconsin

Notes to Financial Statements December 31, 2007 and 2006 (Continued)

2. Investments (Continued)

     During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $288,558 and $4,445,722, respectively, as follows:

		December 31,

		2007	2006

	Mutual funds	$(2,109,937)	$3,273,040
	Common stock	2,344,622	955,179
	Collective trust fund	53,873	217,503

		$288,558	$4,445,722

3.	T. Rowe Price Stable Value Common Trust Fund

   The Plan has assets invested in the T. Rowe Price Stable Value Common Trust Fund. This fund holds Guaranteed and Synthetic Investment Contracts. Information pertaining to the funds for the year ended December 31, 2007 is as follows:

	Crediting			Adjustment
Average	Interest	Investments at	Investments at	to Contract
Yield	Rate	Fair Value	Contract Value	Value

4.89%	4.99%	$12,594,405	$12,519,968	$(74,437)

   Information pertaining to the fund for the year ended December 31, 2006 is as follows:

	Crediting			Adjustment
Average	Interest	Investments at	Investments at	to Contract
Yield	Rate	Fair Value	Contract Value	Value

4.68%	4.81%	$13,129,792	$13,242,352	$112,560

     As described in Note 1, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

4. Income Tax Status

     The Plan obtained its latest determination letter on March 19, 2002, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN

Racine, Wisconsin

Notes to Financial Statements December 31, 2007 and 2006 (Continued)

5. Termination of Plan

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

6. Party-in-Interest Transactions

     Transactions involving employer securities, funds administered by T. Rowe Price Retirement Plan Services, Inc., the current trustee and recordkeeper of the Plan, and participant loans are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

7. Amounts Allocated to Withdrawn Participants

     Plan assets of $10,342,234 and $10,805,445 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2007 and 2006, respectively, but who have not yet received distributions as of that date.

8. Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual amounts could differ from those estimates.

9. Risks and Uncertainties

     The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

10. Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007:

December 31,
2007

Assets available for benefits per the financial
statements	$67,667,885

Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	74,437

Assets available for benefits per the Form 5500	$67,742,322

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN

Racine, Wisconsin

Notes to Financial Statements December 31, 2007 and 2006 (Continued)

10. Reconciliation of Financial Statements to Form 5500 (Continued)

     For the year ended December 31, 2007, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

December 31,
2007

Total net investment income per the financial
statements	$5,372,801

Adjustment from contract value to fair value for fully
benefit-responsive investment contract	74,437

Total earnings on investments per the Form 5500	$5,447,238

11. Subsequent Events

     In February 2008, the Company made a one-time discretionary match contribution to all Racine active Twin Disc, Incorporated employees as of December 31, 2007 and to Racine Twin Disc, Incorporated employees who retired during 2007 that participated and contributed to the Plan during 2007. The amount of the contribution was based on the employee’s payroll during 2007.

     In October 2007, the Board of Directors approved a two-for-one stock split of the Company’s outstanding common stock. The split was issued on December 31, 2007 to shareholders of record at the close of business on December 10, 2007. The split increased the number of shares outstanding to approximately 11.4 million from approximately 5.7 million. The Consolidated Financial Statements and Notes thereto, including all share and per share data, have been restated as if the stock split had occurred as of the earliest period presented.

	TWIN DISC, INCORPORATED
	THE ACCELERATOR 401(K) SAVINGS PLAN
	Racine, Wisconsin

	Employer Identification #39-0667110
	Plan 005
	Schedule of Assets Held for Investment Purposes - Schedule H, Line 4i
	December 31, 2007
	Description of asset	Shares/Units	Current Value

	Dodge & Cox Balanced Fund	52,079	$4,218,422
	Goldman Sachs Growth Opportunities A Fund	34,885	788,062
	Pimco Total Return Fund	497,749	5,320,941
*	T. Rowe Price Equity Income Fund	142,953	4,016,985
*	T. Rowe Price Growth Stock Fund	385,348	12,970,830
*	T. Rowe Price Mid Cap Value Fund	454,199	10,201,312
*	T. Rowe Price Small Cap Value Fund	85,888	3,085,098
*	T. Rowe Price Stable Value Common Trust Fund	12,519,968	12,519,968
	Boston Company International Core Equity	90,024	2,314,525
*	Twin Disc, Inc. - Common Stock	123,154	4,357,802
	Vanguard 500 Index Fund	15,214	1,698,473
	William Blair Small Cap Growth Fund	57,969	1,384,888
*	T. Rowe Price Retirement 2005 Fund	688	8,110
*	T. Rowe Price Retirement 2010 Fund	59,646	966,861
*	T. Rowe Price Retirement 2015 Fund	79,500	1,005,672
*	T. Rowe Price Retirement 2020 Fund	52,253	926,972
*	T. Rowe Price Retirement 2025 Fund	36,176	476,797
*	T. Rowe Price Retirement 2030 Fund	2,330	44,380
*	T. Rowe Price Retirement 2035 Fund	74	1,000
*	T. Rowe Price Retirement 2040 Fund	506	9,709
*	T. Rowe Price Retirement 2045 Fund	79	1,000
*	T. Rowe Price Retirement 2050 Fund	702	7,360
*	T. Rowe Price Retirement 2055 Fund	247	2,586
*	Participant Loans, interest rates ranging
	between 5.0% and 9.75%, maturities
	ranging from 2008 to 2019		1,307,151
			$67,634,904

	The party involved is known to be a party-in-interest to the Plan.
	See Independent Auditors’ Report.
	10